UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-33768

AIFU INC.

Room 1, Building 10,

Jinzhong Guobin Hui Qinyuan 2nd Road

Lihu Community, Xili Street
Shenzhen, 518055
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Change in Chief Financial Officer

On August 17, 2026, the board of directors of AIFU Inc. (the “Company”) (the “Board”) has received resignation of Mr. Huaguang Huang as Chief Financial Officer of the Company, effective immediately. Mr. Huang has advised that his resignation was due to personal reasons and was not a result of any disagreement with the Company on any matter related to the Company’s operations, policies, or practices of the Company.

To fill the vacancy created by Mr. Huang’s resignation, on August 17, 2026, the Board appointed Ms. Shanyu Chang to serve as Chief Financial Officer of the Company, with immediate effect.

The following is the biographical information of Ms. Shanyu Chang.

Ms. Shanyu Chang has over 14 years of extensive financial management experience, with deep expertise across U.S. GAAP financial reporting, internal control and compliance, and risk management. Since joining AIFU Inc. in 2014, Ms. Chang has held progressively responsible roles in financial reporting and internal audit, most recently as US GAAP Senior Specialist, overseeing the Group’s complex accounting and external audit coordination. Prior to AIFU Inc., Ms. Chang gained additional audit experience at Senda International Group and BDO China Guangzhou Office. Ms. Chang holds bachelor’s degrees in CPA Specialization and Resource Environment and Urban-Rural Planning from Jiangxi University of Finance and Economics. She is a Certified Internal Auditor and holds an Intermediate Accounting Professional Title.

There is no arrangement or understanding between Ms. Chang and any other person pursuant to which she was selected as an officer of the Company, and there is no family relationship between Ms. Chang and any of the Company’s other directors or executive officers. Since the beginning of the Company’s last fiscal year, there have been no transactions, and there are no currently proposed transactions, in which the Company was or is to be a participant and in which Ms. Chang had or will have a direct or indirect material interest that would be required to be reported under Item 404(a) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIFU Inc.

By:	/s/ Mingxiu Luan
Name:	Mingxiu Luan
Title:	Chief Executive Officer

Date: August 17, 2026

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